Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles



4 January 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00056829}

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 December 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

CONFIRMATION OF BOARD APPOINTMENTS

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00056587}

Securities Exchange and Media Release
1 December 2009

Brambles

CONFIRMATION OF BOARD APPOINTMENTS

As previously announced to the market, Mr Tom Gorman, Chief Executive Officer and Mr Greg Hayes, Chief Financial Officer, have today joined the Brambles Board as Executive Directors.

For further information please contact:

Investors & Media:
Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

82-5205
82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 December 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,398 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,398
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,398 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,183,256	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,828,423	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 December 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 December 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Initial Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.1, I enclose an Initial Director's Interest Notice for Mr Tom Gorman and Mr Greg Hayes.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of appointment	1 DECEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 474 Brambles Limited shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Computershare Nominees CI Limited under MyShare Plan.	479 Brambles Limited shares.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL.
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREG HAYES
Date of appointment	1 DECEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Performance Share Rights over 405,870 Brambles Limited shares.

{RNG 00056608}

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 December 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 7,177 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,177
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	7,177 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,190,433	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,120,467	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 December 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 December 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 13,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	13,000 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 December 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,203,433	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,159,465	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 +Despatch date [ ]

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 December 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 December 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

CREDIT RATING

Please see the attached announcement relating to the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Securities Exchange and Media Release
22 December 2009

Brambles

CREDIT RATING

Brambles announces that Moody's have today issued a credit rating for Brambles. A copy of its release is enclosed.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Brambles is globally headquartered in Australia


Moody's Investors Service

Global Credit Research
Rating Action
22 DEC 2009

Rating Action: Brambles Ltd.

Moody's assigns first-time Baa1/P-2 ratings to Brambles; outlook stable

Approximately US$ 3.4 billion in debt securities affected

Sydney, December 22, 2009 -- Moody's Investors Service has today assigned a Baa1 issuer rating and P-2 short-term rating to Brambles Limited. In addition, Moody's has assigned Baa1 senior unsecured ratings to Brambles' capital market and bank debt.

This is the first time that Moody's has rated Brambles. The outlook on all ratings is stable.

"Brambles' Baa1 rating is driven by the company's significant global footprint and scale and its strong position within major FMCG "Fast Moving Consumer Goods" supply chains," says Ian Lewis, a Moody's VP/Senior Analyst.

"These factors support Brambles' strong competitive positions, geographic diversity and unique scale," says Lewis, who is also Lead Analyst for the company.

"Furthermore, its financial profile displays strong Baa rating characteristics, Lewis says, adding "Such strength is challenged by the need for ongoing capital expenditure to maintain and grow its CHEP pallet business, and this impacts its ability to generate positive free cash flow during periods of peak investment"

Brambles' major operating business -- CHEP -- constitutes a large and complex network of pallets and containers and pallet and container flows that have been organically built up over a long period.

"As such, systems of similar scale and complexity are difficult to displace once established, so providing Brambles with strong market positions and first mover advantage," says Lewis.

"Critical to the rating is the fact that Brambles' businesses are heavily weighted towards the normally stable and more resilient FMCG sector. This means that while its core revenues and earnings are not immune from some variability, we do not expect them to face material weaknesses through the economic cycle," says Lewis.

The Baa1 rating is further supported by Brambles' financial profile. Its expected level of gearing -- Debt/EBITDA of around 2-2.5x, EBIT/Interest of 5-5.5x, and RCF/Debt of around 20% -- is appropriate for a strong Baa-rated company.

Brambles is committed towards maintaining a strong financial profile, and its financial policy -- which includes the maintenance of a NetDebt / EBITDA ratio of max 1.75x (unadjusted basis) -- is supportive of its Baa1 rating.

The P-2 rating considers Brambles' strong credit characteristics -as reflected in its Baa1 rating -- and its stable liquidity platform, which is supported by its reliable cash flows and manageable debt maturity.

In the absence of a material and permanent change in the capital structure of Brambles and greater stability in the operating environment, the ratings are unlikely to be subject to upward pressure in the next 18-24 months.

However, the ratings could experience downward pressure if the company experiences an erosion in its revenues and earnings, and its competitive position, or any other difficulty within the operating environment, such that Debt/EBITDA is likely to rise and remain above 2.75x, and/or EBIT/Interest falls below 4.0-4.5x on a sustained basis.

Brambles' ratings were assigned by evaluating factors we believe are relevant to the credit profile of the issuer, such as i) the business risk and competitive position of the company versus others within its industry, ii) the capital structure and financial risk of the company, iii) the projected performance of the company over the near to intermediate term, and iv) management's track record and tolerance for risk. These attributes were compared against other issuers both within and outside of Brambles' core industry and Brambles' ratings are believed to be comparable to those of other issuers of similar credit risk.

Brambles Limited is the global leader in pallet and container pooling supply chain solutions through CHEP. Brambles also provides secure and effective information storage and destruction services through Recall. Brambles is listed on the Australian Stock Exchange and currently has a secondary listing on the London Stock Exchange. As at 30 June 2009, it had total assets of US$ 5.1 billion and underlying profit of US$ 0.9 billion.

Sydney
Ian Lewis
Vice President - Senior Analyst
Corporate Finance Group
Moody's Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100

Sydney
Terry Fanous
Senior Vice President
Corporate Finance Group
Moody's Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 December 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

CREDIT RATING

Please see the attached announcement relating to the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Securities Exchange and Media Release
22 December 2009

Brambles

CREDIT RATING

Brambles announces that Standard and Poor's have today issued a credit rating for Brambles. A copy of its release is enclosed.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Brambles is globally headquartered in Australia

The McGraw·Hill Companies

STANDARD
&POOR'S

Press Release

Brambles Ltd. Assigned 'BBB+' Corporate Credit Rating; Outlook Stable

Melbourne, Dec. 22, 2009—Standard & Poor's Ratings Services said today that it had assigned its 'BBB+' corporate credit rating to Australian-based Brambles Ltd. We also assigned a stable rating outlook.

The rating on Brambles reflects our opinion of the company's leading global position in pallet and container pooling services; solid logistic management capability and asset utilization; good geographic and customer diversity; and sound operating margins and stable cash flow, despite difficult economic conditions. Offsetting these strengths is Brambles' sizable ongoing capital-expenditure requirements, particularly in the CHEP business; changing customer preferences to alternative pallet products; the company's expansion into developing markets such as China and India, which introduces execution risk; and its capital returns, which rely on effective management of pallet logistics and pallet-repair processes.

"The stable rating outlook reflects the underlying strength of the CHEP business, which underpins Brambles' overall business prospects and capacity to maintain financial metrics at a level supportive of the 'BBB+' rating," Standard & Poor's credit analyst Craig Parker said.

The rating could be raised if we felt that the business returns were suitably robust to weather a prolonged decline in activity levels within the developed economies; the execution risks in the company's emerging markets diminished; and management adopted more conservative financial targets. The rating could come under pressure if CHEP's market position erodes; Brambles' expansion into the targeted emerging economies falters; and financial metrics were outside our expectations.

About Standard & Poor's
Standard & Poor's, a subsidiary of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research and data. With offices in 23 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for nearly 150 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com

Media Contact:
Sharon Beach, Melbourne, (61) 3 9631 2152, sharon_beach@standardandpoors.com

Credit Analysts:
Craig Parker, Corporate Ratings, craig_parker@standardandpoors.com
Andrew Palmer, Corporate Ratings, andrew_palmer@standardandpoors.com

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 December 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 52,005 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	52,005 @ 3.80 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 December 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,255,438	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,096,409	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 December 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Confirmation of Board Appointments
Released	07:00 01-Dec-2009
Number	3506D07

RNS Number : 3506D
Brambles Limited
30 November 2009

Brambles Limited
Company Number: 118 896 021

1 December 2009

CONFIRMATION OF BOARD APPOINTMENTS

As previously announced to the market, Mr Tom Gorman, Chief Executive Officer and Mr Greg Hayes, Chief Financial Officer, have today joined the Brambles Board as Executive Directors.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOABMBTTMMIJTFL

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	08:10 02-Dec-2009
Number	4448D08

RNS Number : 4448D
Brambles Limited
02 December 2009

2 December 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,398 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 □ All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,398
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they	

	do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,398 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,183,256	Ordinary fully paid shares

Number	+Class

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,828,423	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 □ Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling	

	fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 □ Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now	

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act

82-5205

does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 December 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 03-Dec-2009
Number	5178D07

RNS Number : 5178D
Brambles Limited
03 December 2009

Brambles Limited
Company Number: 118 896 021

3 December 2009

Change of Director's Interest Notice

We attach an Initial Director's Interest Notice detailing the interests in the securities of Brambles Limited for Mr Tom Gorman and Mr Greg Hayes, which has been released to the Australian Securities Exchange today under ASX Listing Rule 3.19A.1.

Robert Gerrard
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BRAMBLES LIMITED

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director TOM GORMAN

Date of appointment 1 DECEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Performance Share Rights over 545,769 Brambles Limited shares.

Conditional Share Rights over 474 Brambles Limited shares.

Part 2 - Director's relevant interests in securities of which the director is
not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest.

Computershare Nominees CI Limited under MyShare Plan.

Number & class of Securities 479
Brambles Limited shares.

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within
paragraph (ii) of
the definition of "notifiable interest of a director" should be
disclosed in
this part.

Detail of contract NIL.

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BRAMBLES LIMITED

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director GREG HAYES

Date of appointment 1 DECEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Performance Share Rights over 405,870 Brambles Limited shares.

Part 2 - Director's relevant interests in securities of which the director is
not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest.

Number & class of Securities NIL.

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of
the definition of "notifiable interest of a director" should be disclosed in
this part.

Detail of contract NIL.

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 18-Dec-2009
Number	3571E07

RNS Number : 3571E
Brambles Limited
18 December 2009

Brambles Limited

Company Number: 118 896 021

18 December 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 13,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

13,000

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

13,000 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

18 December 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,412,203,433

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

10,159,465

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be

quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 18 December 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Credit Rating
Released	07:00 22-Dec-2009
Number	5231E07

RNS Number : 5231E
Brambles Limited
22 December 2009

Brambles Limited
Company Number: 118 896 021

22 December 2009

CREDIT RATING

Brambles announces that Moody's and Standard and Poor's have today issued a credit rating for Brambles. A copy of the releases are enclosed.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Moody's
Global Credit Research
Rating Action
22 DEC 2009
Rating Action: Brambles Ltd.
Moody's assigns first-time Baa1/P-2 ratings to Brambles; outlook stable

Approximately US$ 3.4 billion in debt securities affected

Sydney, December 22, 2009 -- Moody's Investors Service has today assigned a Baa1 issuer rating and P-2 short-term rating to Brambles Limited. In addition, Moody's has assigned Baa1 senior unsecured ratings to Brambles' capital market and bank debt.
This is the first time that Moody's has rated Brambles. The outlook on all ratings is stable.

"Brambles' Baa1 rating is driven by the company's significant global footprint and scale and its strong position within major FMCG "Fast Moving Consumer Goods" supply chains," says Ian Lewis, a Moody's VP/Senior Analyst.

"These factors support Brambles' strong competitive positions, geographic diversity and unique scale," says Lewis, who is also Lead Analyst for the company.

"Furthermore, its financial profile displays strong Baa rating characteristics, Lewis says, adding "Such strength is challenged by the need for ongoing capital expenditure to maintain and grow its CHEP pallet business, and this impacts its ability to generate positive free cash flow during periods of peak investment"

Brambles' major operating business -- CHEP -- constitutes a large and complex network of pallets and containers and pallet and container flows that have been organically built up over a long period.

"As such, systems of similar scale and complexity are difficult to displace once established, so providing Brambles with strong market positions and first mover advantage," says Lewis.

"Critical to the rating is the fact that Brambles' businesses are heavily weighted towards the normally stable and more resilient FMCG sector. This means that while its core revenues and earnings are not immune from some variability, we do not expect them to face material weaknesses through the economic cycle," says Lewis.

The Baa1 rating is further supported by Brambles' financial profile. Its expected level of gearing --
Debt/EBITDA of around 2-2.5x, EBIT/Interest of 5-5.5x, and RCF/Debt of around 20% -- is appropriate for a strong Baa-rated company.

Brambles is committed towards maintaining a strong financial profile, and its financial policy -- which includes the maintenance of a NetDebt / EBITDA ratio of max 1.75x (unadjusted basis) -- is supportive of its Baa1 rating.

The P-2 rating considers Brambles' strong credit characteristics -as reflected in its Baa1 rating -- and its stable liquidity platform, which is supported by its reliable cash flows and manageable debt maturity.

In the absence of a material and permanent change in the capital structure of Brambles and greater stability in the operating environment, the ratings are unlikely to be subject to upward pressure in the next 18-24 months.

However, the ratings could experience downward pressure if the company experiences an erosion in its revenues and earnings, and its competitive position, or any other difficulty within the operating environment, such that Debt/EBITDA is likely to rise and remain above 2.75x, and/or EBIT/Interest falls below 4.0-4.5x on a sustained basis.

Brambles' ratings were assigned by evaluating factors we believe are relevant to the credit profile of the issuer, such as i) the business risk and competitive position of the company versus others within its industry, ii) the capital structure and financial risk of the company, iii) the projected performance of the company over the near to intermediate term, and iv) management's track record and tolerance for risk. These attributes were compared against other issuers both within and outside of Brambles' core industry and Brambles' ratings are believed to be comparable to those of other issuers of similar credit risk.

Brambles Limited is the global leader in pallet and container pooling supply chain solutions through CHEP. Brambles also provides

secure and effective information storage and destruction services through Recall. Brambles is listed on the Australian Stock Exchange and currently has a secondary listing on the London Stock Exchange. As at 30 June 2009, it had total assets of US$ 5.1 billion and underlying profit of US$ 0.9 billion.

Sydney
Ian Lewis
Vice President - Senior Analyst
Corporate Finance Group
Moody's Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100
Sydney
Terry Fanous
Senior Vice President
Corporate Finance Group
Moody's Investors Service Pty Ltd
JOURNALISTS: (612) 9270-8102
SUBSCRIBERS: (612) 9270-8100

kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Standard and Poor's

Brambles Ltd. Assigned 'BBB+' Corporate Credit Rating; Outlook Stable

Melbourne, Dec. 22, 2009-Standard & Poor's Ratings Services said today that it had assigned its 'BBB+' corporate credit rating to Australian-based Brambles Ltd. We also assigned a stable rating outlook.

The rating on Brambles reflects our opinion of the company's leading global position in pallet and container pooling services; solid logistic

management capability and asset utilization; good geographic and customer diversity; and sound operating margins and stable cash flow, despite difficult economic conditions. Offsetting these strengths is Brambles' sizable ongoing capital-expenditure requirements, particularly in the CHEP business; changing customer preferences to alternative pallet products; the company's expansion into developing markets such as China and India, which introduces execution risk; and its capital returns, which rely on effective management of pallet logistics and pallet-repair processes.

"The stable rating outlook reflects the underlying strength of the CHEP business, which underpins Brambles' overall business prospects and capacity to maintain financial metrics at a level supportive of the 'BBB+' rating," Standard & Poor's credit analyst Craig Parker said.

The rating could be raised if we felt that the business returns were suitably robust to weather a prolonged decline in activity levels within the developed economies; the execution risks in the company's emerging markets diminished; and management adopted more conservative financial targets. The rating could come under pressure if CHEP's market position erodes; Brambles' expansion into the targeted emerging economies falters; and financial metrics were outside our expectations.

About Standard & Poor's
Standard & Poor's, a subsidiary of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research and data. With offices in 23 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for nearly 150 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com

Media Contact:
Sharon Beach, Melbourne, (61) 3 9631 2152, sharon_beach@standardandpoors.com

Credit Analysts:
Craig Parker, Corporate Ratings, craig_parker@standardandpoors.com
Andrew Palmer, Corporate Ratings, andrew_palmer@standardandpoors.com

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:01 24-Dec-2009
Number	6882E07

RNS Number : 6882E
Brambles Limited
23 December 2009

Brambles Limited
Company Number: 118 896 021

24 December 2009

On 23 December 2009, Blackrock Investment Management (Australia) Limited advised the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.93% (83,743,356 shares) with effect from 2 December 2009.

Robert Gerrard
Company Secretary

This information is provided by RNS

82-5205

The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:48 30-Dec-2009
Number	8102E07

RNS Number : 8102E
Brambles Limited
30 December 2009

Brambles Limited

Company Number: 118 896 021

30 December 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 52,005 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

52,005

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

52,005 @ 3.80 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

30 December 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,412,255,438

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

10,096,409

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 30 December 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IOEURSBRKBRUORA

CLOSE

addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory

Australian Securities & Investments Commission


LIFT & PEEL
SENDER TO KEEP ASIC
DL0742929

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
2 2 / 1 2 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10,000	$6.62	$0.00
ORD	398	$7.94	$0.00
ORD	7,177	$6.59	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 2 / 1 2 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R Gerrard

Date signed
0 4 / 1 2 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Re[illegible] to the following table for the share cla[illegible] codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,257	$7.03	$0.00
ORD	10,750	$5.91	$0.00
ORD	5,237	$5.97	$0.00
ORD	4,160	$7.36	$0.00
ORD	3,758	$8.20	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

29/10/09

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

BLUEPRINT OneWorld

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Brambles Limited

Refer to guide for information about corporate key

ACN/ ABN

118896021

Corporate key

34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Brambles Industries Limited

Contact name/position description

Caroline Lesley Denise Webb

ASIC registered agent number (if applicable)

18209

Telephone number

02 9256 5222

Postal address or DX address

Total number of pages including this cover sheet

5

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

Robert Nies Gerrard

Capacity

[ ] Director

[X] Company secretary

Signature



Date signed

0 2 / 1 2 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities and Investment Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 1300 300 630

Email info.enquiries@asic.gov.au

Web **www.asic.gov.au**

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director – Person alternate for

Date officeholder ceased

Date of change

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/ city)

(state/ country)

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director – Person alternate for

Date officeholder ceased

Date of change

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/ city)

(state/ country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
0 1 / 1 2 / 0 9
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Gorman
Given names: Thomas Joseph

Date of birth
1 1 / 0 2 / 5 9
[D D] [M M] [Y Y]

Place of birth (town/ city): New York City
(state/ country): United States

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 44 Oceanside Drive

Suburb/ City: Saco
State/ Territory: Maine

Postcode: 04072
Country (if not Australia): United States

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
  /   /
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
0 1 / 1 2 / 0 9
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Hayes	Gregory John

Date of birth
1 3 / 0 3 / 5 8
[D D] [M M] [Y Y]

Place of birth (town/ city)	(state/ country)
Adelaide	SA

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
6 Grasmere Road

Suburb/ City	State/ Territory
Cremorne	New South Wales

Postcode	Country (if not Australia)
2090	

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
  /   /
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. **Note:** If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

- Commence
  - ☐ Home unit company
  - ☐ Superannuation trustee company
  - ☐ For charitable purposes only
- ☐ Cease

For new registrations, use the date of registration as the 'date of change'

Date of change

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]